Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Profound Medical Corp. (“Profound” or the “Company”)
Unit 6, 2400 Skymark Avenue
Mississauga, Ontario
L4W 5K5

2.	Date of Material Change

January 16, 2024

3.	News Release

A press release relating to the material change was disseminated via Globe Newswire on January 16, 2024 and was subsequently filed on SEDAR+.

4.	Summary of Material Change

On January 16, 2024, the Company announced that it had entered into subscription agreements, dated as of January 16, 2024, with certain existing Canadian institutional investors, in connection with a non-brokered private placement (the “Private Placement”) for aggregate gross proceeds of approximately US$2,937,502.

5.	Full Description of Material Change

5.1 Full Description of Material Change

On January 16, 2024, the Company announced that it had entered into subscription agreements, dated as of January 16, 2024, with certain existing Canadian institutional investors, in connection with the Private Placement.

The Private Placement closed in two tranches, with the first tranche closing on January 17, 2024 and the second tranche closing on January 18, 2024. In connection with the Private Placement, the Company issued an aggregate of 391,667 common shares in the capital of the Company ("Common Shares") at a price of US$7.50 per Common Share.

All of the Common Shares issued in connection with the Private Placement are subject to a four-month and one day statutory hold period. The Company expects to use the proceeds from the closing to fund the continued commercialization of the TULSA-PRO® system in the United States, the continued development and commercialization of the TULSA-PRO® system and the Sonalleve® system globally and for working capital and general corporate purposes.

The Company offered the Common Shares in Canada only. The Common Shares were not registered under the U.S. Securities Act of 1933, as amended or any U.S. state securities laws and were not offered or sold in the United States.

5.2 Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on subsection 7.1(2) of the National Instrument 51-102

Not applicable.

7.	Omitted Information

No information has been omitted in this material change report on the basis that it is confidential information.

8.	Executive Officer

The following is the name and business telephone number of an executive officer of the Company who is knowledgeable about the material change and this report.

Rashed Dewan
(647) 476-1350
rdewan@profoundmedical.com

9.	Date of Report

January 22, 2024

Forward-Looking Statements

This material change report includes forward-looking statements regarding Profound and its business which may include, but is not limited to, statements with respect to the expected use of the proceeds of the Offering. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “is expected”, “expects”, “scheduled”, “intends”, “contemplates”, “anticipates”, “believes”, “proposes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Such statements are based on the current expectations of the management of Profound. The forward-looking events and circumstances discussed in this report may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Profound. Although Profound has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and Profound undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise, other than as required by law.